July 28, 2008
Via EDGAR and Overnight
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director Division of Corporate Finance

Re:	P.H. Glatfelter Company Form 10-K for fiscal year ended December 31, 2007 Filed March 13, 2008 File No. 001-03560
Dear Mr. Reynolds:
     On behalf of P.H. Glatfelter Company (hereafter “Glatfelter” or “Company”), I write to respond to the Staff’s comment letter dated June 27, 2008 regarding the above-captioned Form 10-K (our “Form 10-K”) for the Fiscal Year Ended December 31, 2007, filed on March 13, 2008. For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment.
Form 10-K filed March 13, 2008
Item 7. Management’s Discussions and Analysis of Financial Condition and Results of Operations, page 13
Critical Accounting Policies and Estimates, page 21
1.	We note that you maintain reserves for excess and obsolete inventories to reflect your inventory at the lower of its stated cost or market value. You also state “if actual market conditions are more or less favorable than those we have projected, we may need to increase or decrease our reserves for excess and obsolete inventories...” Please tell us your consideration of Staff Accounting Bulletins Topics 5 BB, Inventory Valuation Allowances, which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. In addition, disclose the amount of reserves in footnote 13 to the consolidated financial statements.

U.S. Securities and Exchange Commission
July 28, 2008

RESPONSE: The primary objective of our disclosure within the “Critical Accounting Policies and Estimates” section of our 2007 Annual Report on Form 10-K relative to reserves for excess and obsolete inventories (“inventory reserves”) is to highlight for the reader that such reserves are dependent on a variety of estimates and assumptions. The primary assumptions affecting the estimated amount of needed inventory reserves include demand for our products and overall market conditions. Further, as indicated in the Staff’s comment, we inform the reader that “we may need to increase or decrease” such reserves in the event actual market conditions are different than conditions assumed in establishing the reserve.
In retrospect, and with respect to the guidance set forth in Staff Accounting Bulletins Topic 5 BB, the disclosure referenced above may create confusion by the use of the term “decrease our reserve”. Our disclosure was intended to indicate that if conditions are more favorable than that which were assumed, and the respective products are ultimately able to be sold at greater value than projected in establishing the reserve, the results of operations in the period of the sale would reflect the profit realized, including eliminating any respective reserve on the product sold.
In future filings we will more clearly set forth our accounting policy for such inventory reserves and eliminate the unintended ambiguity. Such disclosure will be modified to read in its entirety as follows:
“We maintain reserves for excess and obsolete inventories to reflect our inventory at the lower of its stated cost or market value. Our estimate for excess and obsolete inventory is based upon our assumptions about future demand and market conditions. If actual conditions are less favorable than those we have projected, we may need to increase our reserves for excess and obsolete inventories. Any increases in our reserves will adversely impact our results of operations. The establishment of a reserve for excess and obsolete inventory establishes a new cost basis in the inventory. Such reserves are not reduced until the product is sold. If we are able to sell such inventory any related reserves would be reversed in the period of sale.”
Please be advised that as of December 31, 2007 and 2006, our reserves for obsolete inventory totaled $7.7 million and $7.2 million, respectively, or 4.0% and 3.8% of consolidated inventories, respectively. Based on the amounts set forth above, we considered the reserves to be immaterial to an overall understanding of the consolidated financial statements. We will continue to evaluate the need to disclose such amounts in future filings.

U.S. Securities and Exchange Commission
July 28, 2008

Proxy Statement Filed March 21, 2008
Executive Compensation, page 16
Annual Incentives, page 17
2.	The company’s proxy statement discloses that its compensation committee has established Operating Net Income “as the single performance metric for payment of bonuses under the [Management Incentive Plan]” for 2007. The company, however, has not provided quantitative disclosure of the Operating Net Income targets to be achieved for your named executive officers to earn their performance bonuses under the Management Incentive Program. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please supplementally advise us, within the timeframe below, whether the company’s targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE: The Staff’s comment refers to incentive compensation earned by the named executive officers (“NEOs”) pursuant to the Management Incentive Plan and included in the Summary Compensation Table. As described on page 18 of the Company’s 2008 Proxy Statement, such incentive compensation was paid to the NEOs as a result of the Company achieving 67% of the previously established target of Operating Net Income (“ONI”). In future filings we will disclose the specific numeric value of targeted levels of ONI applicable to any incentive compensation that is included in the Summary Compensation Table and the actual percentage achieved of such targets.

Please be advised that with respect to fiscal year 2008, the ONI target for determining incentive compensation for 2008 that was established by the Compensation Committee, and approved by independent members of the Board of Directors, is materially higher than the 2007 ONI target. We also refer the Staff to page 18 of our Proxy Statement where we included the disclosure that the 2008 target performance level “represents a double-digit percentage increase in the target level over 2007.” Although the 2008 target is higher than the 2007 ONI target, it was determined, in all material respects, using the same factors as were used to determine the 2007 target but gives effect to implementation of the Company’s business plan.

The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

U.S. Securities and Exchange Commission
July 28, 2008

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments to either me at (717) 225-2794 or Thomas Jackson, Vice President and General Counsel at (717) 225-2729.

Sincerely, /s/ John P. Jacunski John P. Jacunski Senior Vice President and Chief Financial Officer

cc:	George H. Glatfelter II Thomas G. Jackson Glenn Davies